UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 15)*

Under the Securities Exchange Act of 1934

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

1275 Market Street

San Francisco, CA 94103

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 2 of 21 Pages

1.	Names of reporting persons Dagmar Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,308,250 shares of Class A Common Stock (1)(2)
	8.	Shared voting power 1,310,000 shares of Class A Common Stock and 36,679,790 shares of Class B Common Stock (1)(3)
	9.	Sole dispositive power 50,407,764 (1)(4)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 50,407,764 (1)(4)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 49.10% (1)(5)(6)(7)
14.	Type of reporting person (see instructions) IN

(1)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Consists of (i) 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Family Administrative Trust under the Dolby Family Trust instrument dated May 7, 1999 (the “Dolby Administrative Trust”) and (ii) 1,308,150 shares of Class A Common Stock held of record by the Ray and Dagmar Dolby Family Fund (the “Dolby Family Fund”). Dagmar Dolby is the Trustee of, and has sole dispositive and voting power over the shares held of record by, the Dolby Administrative Trust. Dagmar Dolby is the President and sole director of, and has sole dispositive and voting power over the shares held of record by, the Dolby Family Fund. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(3)	Consists of (i) 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Marital Trust”), (ii) 13,005,294 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Dagmar Dolby Trust”), and (iii) 1,310,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, a California nonprofit public benefit corporation. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. As one of three directors of the Dagmar Dolby Fund, Dagmar Dolby has shared voting power over the shares held of record by the Dagmar Dolby Fund, with voting decisions requiring the majority vote of the board of directors. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(4)	Consists of (i) 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Administrative Trust, (ii) 1,308,150 shares of Class A Common Stock held of record by the Dolby Family Fund, (iii) 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, (iv) 13,005,294 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (v) 886,075 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (vi) 1,287,083 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (vii) 2,947,995 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A dated December 14, 2011 (the “Ray Dolby 2011 Trust A”), (viii) 2,947,671 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B dated December 14, 2011 (the “Ray Dolby 2011 Trust B”), (ix) 2,500,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (the “Family LLC”), (x) 925,450 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA, dated March 5, 2014 (the “Dagmar Dolby 2014 Trust AA”), and (xi) 925,450 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB, dated March 5, 2014 (the “Dagmar Dolby 2014 Trust BB”). Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Dolby Administrative Trust, the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A, the Ray Dolby 2011 Trust B, the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby, as the President and sole director of the Dolby Family Fund, has sole dispositive and voting power over the shares held of record by the Dolby Family Fund. Dagmar Dolby, as the Trustee of the Dolby Administrative Trust, has sole power to direct the voting of the shares held of record by the Dolby Administrative Trust. Dagmar Dolby and David E. Dolby, Dagmar Dolby’s son and Special Trustee of the Marital Trust and the Dagmar Dolby Trust, have shared voting power over the shares held of record by each of the Marital Trust, and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the shares held of record by the Family LLC, as Special Managers of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(5)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(6)	The shares represented in Row 11 represent 88.01% of the total voting power of the Class A Common Stock and Class B Common Stock and the shares over which Dagmar Dolby has sole or shared voting power represent 66.04% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(7)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 3 of 21 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 0 shares of Class B Common Stock (8)(9)
	9.	Sole dispositive power 0 shares of Class B Common Stock (8)(9)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 0 shares of Class B Common Stock (8)(9)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (8)(10)(11)(12)
14.	Type of reporting person (see instructions) OO

(8)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(9)	Consists of 0 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Ray Dolby Trust”). David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Ray Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(10)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(11)	Represents 0.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(12)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 4 of 21 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 23,674,496 shares of Class B Common Stock (13)(14)
	9.	Sole dispositive power 23,674,496 shares of Class B Common Stock (13)(14)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 23,674,496 shares of Class B Common Stock (13)(14)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 23.06% (13)(15)(16)(17)
14.	Type of reporting person (see instructions) OO

(13)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(14)	Consists of 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(15)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(16)	Represents 42.32% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(17)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 5 of 21 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 13,005,294 shares of Class B Common Stock (18)(19)
	9.	Sole dispositive power 13,005,294 shares of Class B Common Stock (18)(19)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 13,005,294 shares of Class B Common Stock (18)(19)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.67% (18)(20)(21)(22)
14.	Type of reporting person (see instructions) OO

(18)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(19)	Consists of 13,005,294 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(20)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(21)	Represents 23.25% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(22)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 6 of 21 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 886,075 shares of Class B Common Stock (23)(24)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 886,075 shares of Class B Common Stock (23)(24)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.86% (23)(25)(26)(27)
14.	Type of reporting person (see instructions) OO

(23)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(24)	Consists of 886,075 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust A.
(25)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(26)	Represents 1.58% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(27)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 7 of 21 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 1,287,083 shares of Class B Common Stock (28)(29)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 1,287,083 shares of Class B Common Stock (28)(29)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.25% (28)(30)(31)(32)
14.	Type of reporting person (see instructions) OO

(28)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(29)	Consists of 1,287,083 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust B.
(30)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(31)	Represents 2.30% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(32)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 8 of 21 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,947,995 shares of Class B Common Stock (33)(34)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,947,995 shares of Class B Common Stock (33)(34)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.87% (33)(35)(36)(37)
14.	Type of reporting person (see instructions) OO

(33)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(34)	Consists of 2,947,995 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust A.
(35)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(36)	Represents 5.27% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(37)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 9 of 21 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,947,671 shares of Class B Common Stock (38)(39)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,947,671 shares of Class B Common Stock (38)(39)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.87% (38)(40)(41)(42)
14.	Type of reporting person (see instructions) OO

(38)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(39)	Consists of 2,947,671 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust B.
(40)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(41)	Represents 5.27% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(42)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 10 of 21 Pages

1.	Names of reporting persons Dolby Holdings II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 2,500,000 shares of Class B Common Stock (43)(44)
	9.	Sole dispositive power None
	10.	Shared dispositive power 2,500,000 shares of Class B Common Stock (43)(44)
11.	Aggregate amount beneficially owned by each reporting person 2,500,000 shares of Class B Common Stock (43)(44)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.43% (43)(45)(46)(47)
14.	Type of reporting person (see instructions) OO

(43)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(44)	Consists of 2,500,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as Special Managers of the Family LLC.
(45)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(46)	Represents 4.47% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(47)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 11 of 21 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA dated March 5, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 925,450 shares of Class B Common Stock (48)(49)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 925,450 shares of Class B Common Stock (48)(49)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.90% (48)(50)(51)(52)
14.	Type of reporting person (see instructions) OO

(48)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(49)	Consists of 925,450 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2014 Trust AA. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2014 Trust AA, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2014 Trust AA.
(50)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(51)	Represents 1.65% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(52)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 12 of 21 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB dated March 5, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 925,450 shares of Class B Common Stock (53)(54)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 925,450 shares of Class B Common Stock (53)(54)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.90% (53)(55)(56)(57)
14.	Type of reporting person (see instructions) OO

(53)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(54)	Consists of 925,450 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2014 Trust BB, and David E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2014 Trust BB.
(55)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(56)	Represents 1.65% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(57)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 13 of 21 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dolby Family Administrative Trust under the Dolby Family Trust instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 100 shares of Class A Common Stock (58)(59)
	8.	Shared voting power None
	9.	Sole dispositive power 100 shares of Class A Common Stock (58)(59)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 100 shares of Class A Common Stock (58)(59)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (58)(60)(61)(62)
14.	Type of reporting person (see instructions) OO

(58)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(59)	Consists of 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Administrative Trust. Dagmar Dolby is the Trustee of, and has sole dispositive and voting power over the shares held of record by, the Dolby Administrative Trust.
(60)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(61)	Represents 0.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(62)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 14 of 21 Pages

1.	Names of reporting persons Ray and Dagmar Dolby Family Fund
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 1,308,150 shares of Class A Common Stock (63)(64)
	9.	Sole dispositive power None
	10.	Shared dispositive power 1,308,150 shares of Class A Common Stock (63)(64)
11.	Aggregate amount beneficially owned by each reporting person 1,308,150 shares of Class A Common Stock (63)(64)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.27% (63)(65)(66)(67)
14.	Type of reporting person (see instructions) CO

(63)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(64)	Consists of 1,308,150 shares of Class A Common Stock held of record by the Dolby Family Fund. Dagmar Dolby, as the President and sole director of the Dolby Family Fund, has sole dispositive and voting power over the shares held of record by the Dolby Family Fund.
(65)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(66)	Represents 0.23% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(67)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 15 of 21 Pages

1.	Names of reporting persons Thomas E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,009,520 shares of Class B Common Stock (68)(69)
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 6,009,520 shares of Class B Common Stock (68)(69)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.85% (68)(70)(71)(72)
14.	Type of reporting person (see instructions) IN

(68)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(69)	Consists of (i) 886,075 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (ii) 2,947,995 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (iii) 1,250,000 shares of Class B Common Stock held of record by the Family LLC, and (iv) 925,450 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA. Dagmar Dolby, Thomas E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. Thomas E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Thomas E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(70)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(71)	Represents 10.74% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(72)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 16 of 21 Pages

1.	Names of reporting persons David E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,452,072 (73)(74)
	8.	Shared voting power 36,679,790 shares of Class B Common Stock (73)(75)
	9.	Sole dispositive power 41,868 shares of Class A Common Stock (73)(76)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 43,131,862 (73)(74)(75)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 42.01% (73)(77)(78)(79)
14.	Type of reporting person (see instructions) IN

(73)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(74)	Consists of (i) 38,356 shares of Class A Common Stock held of record by David E. Dolby, (ii) stock options held of record by David E. Dolby to purchase up to 3,512 shares of Class A Common Stock that are exercisable within 60 days after October 28, 2015, (iii) 1,287,083 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (iv) 2,947,671 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (v) 1,250,000 shares of Class B Common Stock held of record by the Family LLC, and (vi) 925,450 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB. Dagmar Dolby, David E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(75)	Consists of (i) 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust and (ii) 13,005,294 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(76)	Consists of (i) 38,356 shares of Class A Common Stock held of record by David E. Dolby and (ii) stock options held of record by David E. Dolby to purchase up to 3,512 shares of Class A Common Stock that are exercisable within 60 days after October 28, 2015.
(77)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(78)	Represents 77.04% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(79)	Based on 51,928,535 shares of Class A Common Stock and 50,743,411 shares of Class B Common Stock outstanding on July 24, 2015.

Page 17 of 21 Pages

Explanatory Note:

This Amendment No. 15 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Statement”) initially filed with the Commission on December 27, 2011 and amended by Amendment No. 1 thereto filed with the Commission on September 11, 2012, Amendment No. 2 thereto filed with the Commission on December 26, 2012, Amendment No. 3 thereto filed with the Commission on January 2, 2013, Amendment No. 4 thereto filed with the Commission on March 5, 2013, Amendment No. 5 thereto filed with the Commission on October 22, 2013, Amendment No. 6 thereto filed with the Commission on November 26, 2013, Amendment No. 7 thereto filed with the Commission on January 27, 2014, Amendment No. 8 thereto filed with the Commission on February 26, 2014, Amendment No. 9 thereto filed with the Commission on March 10, 2014, Amendment No. 10 thereto filed with the Commission on August 22, 2014, Amendment No. 11 thereto filed with the Commission on September 11, 2014, Amendment No. 12 thereto filed with the Commission on October 14, 2014, Amendment No. 13 thereto filed with the Commission on February 27, 2015, and Amendment No. 14 thereto filed with the Commission on April 29, 2015. This Amendment is filed on behalf of (i) Dagmar Dolby, (ii) Thomas E. Dolby, (iii) David E. Dolby, (iv) Dagmar Dolby, as Trustee of the Ray Dolby Trust, (v) Dagmar Dolby, as Trustee of the Marital Trust, (vi) Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (vii) Dagmar Dolby, as Trustee of the Dolby Administrative Trust (viii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (ix) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (x) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (xi) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (xii) the Family LLC, (xiii) Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA, (xiv) Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB, and (xv) the Dolby Family Fund (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement, as last amended. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement (as amended) previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement (as amended) previously filed.

Item 2.	Identity and Background.

Subsections (a) and (c)-(f) of Item 2 of the Statement are amended by adding the following paragraph at the end thereof:

“As a result of the Ray Dolby Trust 2015 Share Transfer, as defined in Item 4, the Ray Dolby Trust is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment.”

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended by (i) deleting the last paragraph, and (ii) adding the following paragraphs at the end thereof:

“In the third quarter of the 2015 calendar year, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B adopted a Rule 10b5-1 trading plan (collectively, the “2015 Trading Plans”). The 2015 Trading Plans were established as part of each such entity’s investment strategies for asset diversification and liquidity over time. The 2015 Trading Plans were adopted during an “open window” in accordance with guidelines specified by Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and as permitted by the Company’s insider trading policy.

A total of up to 5 million shares of the Class A Common Stock could collectively be sold under all of the 2015 Trading Plans. Each 2015 Trading Plan establishes predetermined trading parameters that, among other things, do not permit the party or parties that adopted the applicable 2015 Trading Plan to exercise subsequent influence over how, when or whether to effect trades thereunder. Pursuant to the terms of each 2015 Trading Plan, sales thereunder are based upon pre-established stock price thresholds, are subject to daily volume limits, were permitted to commence on August 10, 2015, and will continue until the earlier of August 9, 2016 or the sale of the maximum number of shares as set forth in each such 2015 Trading Plan.

On October 28, 2015, the Dagmar Dolby Trust transferred 50,450 shares of Class B Common Stock to each of the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB (such share transfers, collectively, the “2014 GRAT 2015 Annuity Share Corrections”). Each of the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB is a grantor retained annuity trust (“GRAT”) whose trust instrument requires an annual annuity payment to the Dagmar Dolby Trust, and each such share transfer was made pursuant to the terms of each GRAT’s trust instrument to correct an over payment of the first annuity payment on April 27, 2015. No reporting person paid or received any funds or other consideration in connection with the 2014 GRAT 2015 Annuity Share Corrections.

Page 18 of 21 Pages

On May 21, 2015, the Dagmar Dolby Trust gifted 26,000 shares of Class A Common Stock to an unaffiliated charitable organization. On October 28, 2015, the Dagmar Dolby Trust gifted (a) 1,310,000 shares of Class A Common Stock to the Dagmar Dolby Fund, a California nonprofit public benefit corporation, and (b) 30,000 shares of Class A Common Stock to a second unaffiliated charitable organization (collectively, the “Dagmar Dolby Trust May/October 2015 Gifts”).

On October 28, 2015, the Ray Dolby Trust transferred the remaining 2,298,300 shares of Class B Common Stock to the Dagmar Dolby Trust. This transfer was made for tax and estate planning purposes (the “Ray Dolby Trust 2015 Share Transfer”). No reporting person paid or received any funds or other consideration in exchange for the Ray Dolby Trust 2015 Share Transfer. As a result of the Ray Dolby Trust 2015 Share Transfer, the Ray Dolby Trust is no longer a member of the Section 13(d) group.

Except as described herein, none of the Reporting Persons have present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer.

Subsection (c) of Item 5 of the Statement is amended and restated in its entirety as follows:

“(c) The information set forth in Item 4 regarding the 2014 GRAT 2015 Annuity Share Corrections, the Dagmar Dolby Trust May/October 2015 Gifts, and the Ray Dolby Trust 2015 Share Transfer is incorporated herein by reference.

The table set forth on Schedule A reflects all other transactions effected by the Reporting Persons in the classes of securities reported on during the period beginning on April 28, 2015, the day immediately following the date of the last transaction reported in the most recent filing of an amendment to this Statement, and ending on October 28, the date of this Amendment. Each transaction set forth on Schedule A represents (i) the conversion of the applicable number of shares of Class B Common Stock into an equal number of shares of Class A Common Stock, and (ii) the sale of such shares of Class A Common Stock in open market trades pursuant to the 2015 Trading Plans.”

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed with the Commission on October 14, 2014).

Exhibit 2:	Power of Attorney – Dagmar Dolby (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 3:	Power of Attorney – Thomas E. Dolby (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 4:	Power of Attorney – David E. Dolby (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 5:	Power of Attorney – Ray Dolby Trust (incorporated by reference to Exhibit 5 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 6:	Power of Attorney – Marital Trust (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 7	Power of Attorney – Dagmar Dolby Trust (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 8:	Power of Attorney – Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 8 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 9:	Power of Attorney – Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 9 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 10:	Power of Attorney – Ray Dolby 2011 Trust A (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 11:	Power of Attorney – Ray Dolby 2011 Trust B (incorporated by reference to Exhibit 11 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 12:	Power of Attorney – Dolby Holdings II LLC (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 13:	Power of Attorney – Dagmar Dolby 2014 Trust AA (incorporated by reference to Exhibit 13 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Page 19 of 21 Pages

Exhibit 14:	Power of Attorney – Dagmar Dolby 2014 Trust BB (incorporated by reference to Exhibit 14 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 15:	Power of Attorney – Dolby Administrative Trust (incorporated by reference to Exhibit 14 to the Schedule 13D/A filed with the Commission on September 11, 2014).

Exhibit 16:	Power of Attorney – Dolby Family Fund (incorporated by reference to Exhibit 15 to the Schedule 13D/A filed with the Commission on October 14, 2014).

Page 20 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 2, 2015.

DAGMAR DOLBY		RAY DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Dagmar Dolby		Name: Dagmar Dolby
Title: Trustee

THOMAS E. DOLBY		MARITAL TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Thomas E. Dolby		Name: Dagmar Dolby
Title: Trustee

DAVID E. DOLBY		DAGMAR DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	David E. Dolby		Name: Dagmar Dolby
Title: Trustee

RAY DOLBY 2011 TRUST A DATED DECEMBER 14, 2011		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

RAY DOLBY 2011 TRUST B DATED DECEMBER 14, 2011		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

DAGMAR DOLBY 2014 TRUST AA DATED MARCH 5, 2014		DOLBY HOLDINGS II LLC

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Manager

DAGMAR DOLBY 2014 TRUST BB DATED MARCH 5, 2014		RAY AND DAGMAR DOLBY FAMILY FUND

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: President

DOLBY FAMILY ADMINISTRATIVE TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	*By:	/s/ Patrick McCabe
	Name: Dagmar Dolby		Patrick McCabe, on behalf of Shartsis Friese LLP,
	Title: Trustee		as Attorney-in-Fact

Page 21 of 21 Pages

SCHEDULE A

Name of Reporting Person	Date of Transaction	No. of Shares	Sale Price Per Share (1)
Ray Dolby 2002 Trust A	10/16/2015	10,000	$35.0007	(2)
Ray Dolby 2002 Trust B	10/16/2015	10,000	$35.0001	(3)
Ray Dolby 2011 Trust A	10/16/2015	15,000	$35.0000
Ray Dolby 2011 Trust B	10/16/2015	15,000	$35.0006	(4)
Ray Dolby 2002 Trust A	10/19/2015	7,861	$35.0078	(5)
Ray Dolby 2002 Trust B	10/19/2015	7,800	$35.0062	(6)
Ray Dolby 2011 Trust A	10/19/2015	9,900	$35.0036	(7)
Ray Dolby 2011 Trust B	10/19/2015	9,900	$35.0063	(8)
Ray Dolby 2002 Trust A	10/22/2015	10,000	$35.0267	(9)
Ray Dolby 2002 Trust B	10/22/2015	10,000	$35.0335	(10)
Ray Dolby 2011 Trust A	10/22/2015	15,000	$35.0234	(11)
Ray Dolby 2011 Trust B	10/22/2015	15,000	$35.0127	(12)
Ray Dolby 2002 Trust A	10/23/2015	10,000	$35.3509	(13)
Ray Dolby 2002 Trust B	10/23/2015	10,000	$35.3483	(14)
Ray Dolby 2011 Trust A	10/23/2015	15,000	$35.3509	(15)
Ray Dolby 2011 Trust B	10/23/2015	15,000	$35.3511	(16)
Ray Dolby 2002 Trust A	10/26/2015	500	$35.0140	(17)
Ray Dolby 2002 Trust B	10/26/2015	400	$35.0175	(18)
Ray Dolby 2011 Trust A	10/26/2015	600	$35.0233	(19)
Ray Dolby 2011 Trust B	10/26/2015	600	$35.0233	(20)

(1)	The applicable Reporting Person hereby undertakes to provide upon request to the Commission, the Company or a security holder of the Company full information regarding the number of shares and prices at which the transactions were effected.
(2)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.01 per share.
(3)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.01 per share.
(4)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.015 per share.
(5)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.08 per share.
(6)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.08 per share.
(7)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.03 per share.
(8)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.08 per share.
(9)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.19 per share.
(10)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.225 per share.
(11)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.225 per share.
(12)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.225 per share.
(13)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.13 to $35.64 per share.
(14)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.12 to $35.65 per share.
(15)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.12 to $35.64 per share.
(16)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.12 to $35.62 per share.
(17)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.07 per share.
(18)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.07 per share.
(19)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.07 per share.
(20)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35 to $35.07 per share.